UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52421

Advanced BioEnergy, LLC
(Exact name of Registrant as Specified in Charter)

Box 201759 Bloomington, Minnesota	55420
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s Telephone Number, Including Area Code: None

(Title of each class of securities covered by this Form)
Membership Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: Membership Units: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced BioEnergy, LLC has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANCED BIOENERGY, LLC

By: /s/ J.D. Schlieman

J.D. Schlieman, Continuing Director

Date: January 7, 2022